Kadmon Holdings, Inc.
 450 East 29th Street

New York, NY 10016

September 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tonya K. Aldave

Re:	Kadmon Holdings, Inc.
Registration Statement on Form S-3 Filed September 13, 2019 File No. 333-233766

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kadmon Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern time, on September 24, 2019, or as soon as practicable thereafter.

Should you have any questions regarding the foregoing, please call the Company’s counsel, Eric W. Blanchard of Covington & Burling LLP, who can be reached at (212) 841-1111.

Thank you for your assistance in this matter.

Very truly yours, KADMON HOLDINGS, INC.
By:	/s/ Harlan W. Waksal
Name:	Harlan W. Waksal
Title:	President and Chief Executive Officer